Kaye Scholer llp	Mark S. Kingsley
212 836-7092
Fax 212 836-6792
mkingsley@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com
October 17, 2006

BY EDGAR AND BY HAND
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Ms. Sara D. Kalin
Assistant Director

	Re:	Spirit AeroSystems Holdings, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed on August 29, 2006 (File No. 333-135486)
Dear Ms. Kalin:
     As suggested by Patrick Kuhn of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), we are submitting this letter to respond to the Staff’s comments numbered 5, 6, 8, 9 and 12 contained in your letter dated September 14, 2006 concerning the above-referenced document. The text of the Staff’s comments is set forth in italics below, followed by the response of Spirit Holdings. As discussed with Mr. Kuhn, we will respond to the remaining comments of the Staff in a subsequent submission and file Amendment No. 2 to the Registration Statement at a subsequent time. The information in these responses was provided to us by our client, Spirit AeroSystems Holdings, Inc. (“Spirit Holdings” or the “Company”).
Summary Historical and Pro Forma Financial Data, page 9
5.	You present EBITDA and Adjusted EBITDA as non-GAAP measures of operating performance because you believe they are useful indicators of your operating performance and because they are frequently used by securities analysts. You state that EBITDA is reflective of changes in pricing decisions, cost controls, and other factors that affect your operating performance, but it appears that operating income is already reflective of these factors. In addition, the fact that a non-GAAP measure is used by or useful to securities analysts cannot be the sole support for presenting the non-GAAP financial measure. See footnote 44 to FR-65. Please tell us, and revise to disclose, the substantive reason specific to you that demonstrates the usefulness to investors of disregarding the recurring costs included in your non-GAAP measures when evaluating your performance, or in the alternative, please revise to remove your presentation of

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Kaye Scholer

2	October 17, 2006
EBITDA and Adjusted EBITDA in the prospectus. See Item 10(e)(1)(i)(C) of Regulation S-K and “Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures” prepared by Staff Members of the Division of Corporation Finance, Answer 8, for guidance. We do not object to you highlighting the amount of non-recurring transitional expense associated with establishing a stand-alone business.

RESPONSE:

The disclosure will be revised in response to the Staff’s comments to specifically demonstrate the substantive reasons why the Company’s management believes that the presentation of EBITDA and Adjusted EBITDA as non-GAAP financial measures are useful to investors. Spirit Holdings believes that the investment community uses EBITDA to compare companies with different capital structures in capital intensive industries such as the aerospace industry. In addition, Spirit Holdings’ management uses EBITDA as a measure of the Company’s ability to service indebtedness and for planning purposes, including the preparation of the Company’s annual operating budget (including planned capital expenditures and working capital requirements) and financial projections. Spirit Holdings believes that it is appropriate to disregard the B787 development costs in presenting Adjusted EBITDA because Boeing and Airbus implement new aircraft programs infrequently and at such times, it is necessary for Spirit Holdings to make a significant investment in non-recurring research and development to ensure that it has the necessary expertise to complete its portion of the content of the program. The adjustments to EBITDA presented in the registration statement are used by Spirit Holdings’ management in preparing the Company’s annual operating budget and financial projections, and are also significant elements of the adjusted EBITDA calculation used by Spirit Holdings’ lenders in determining whether the Company is in default under certain covenants in the Company’s senior secured credit facility.
Certain Relationships and Related Party Transactions, page 114
6.	Please refer to prior comment 38. Please indicate by footnote or otherwise the amounts listed in the table that are duplicative, as more than one holder could be deemed the beneficial owner of certain shares listed.

RESPONSE:
     The disclosure will be revised in response to the Staff’s comment.
Notes to the Consolidated Financial Statements, page F-7
Note 2. Summary of Significant Accounting Policies, page F-7
8.	We have considered your response to prior comment 43. We continue to believe that you should revise to disclose a description of the factors that you believe contributed to a purchase price that was significantly less than the fair value of net assets acquired for both the Boeing Wichita and BAE Systems Limited acquisitions. We analogize to the information required by paragraph 51 (b) of FAS 141.

RESPONSE:

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Kaye Scholer

3	October 17, 2006
The disclosure will be revised in response to the Staff’s comment to include factors that may have influenced the determination of the purchase price in both the Boeing Wichita and BAE Systems Limited acquisitions.
Note 3. Inventories, page F-12
9.	We note your response to prior comment 45. Please specifically confirm to us that the $19.9 million of deferred production costs related to new products for which you had not yet had time to become efficient in production. Please also revise your policy to clarify that costs are deferred only to the extent the amount of actual or expected excess-over-average is reasonably expected to be fully offset by lower than average costs in future periods of a contract.

RESPONSE:
We would like to clarify that the $19.9 million of deferred production costs relate to new contracts. Although many of the products under these new contracts were previously produced by Boeing Wichita, they were not produced using Spirit’s cost structure, union work rules or revised manufacturing processes. In conjunction with the acquisition of Boeing Wichita, Spirit developed its own stand-alone cost structure, renegotiated its union contracts to lower wages and provide greater flexibility with production work rules, re-engineered certain manufacturing processes and began to strategically source internally manufactured components to lower cost suppliers. As a result, certain shipsets delivered in 2006 were produced at costs exceeding their estimated contract averages. This excess-over-average is expected to be fully offset by lower than average costs in the remaining periods of the related contracts and is monitored closely as part of our overall and ongoing evaluation of estimated costs to complete to validate this and other contract accounting assumptions.
     The disclosure regarding Spirit Holdings’ accounting policy will be revised as suggested.
Schedule II, Valuation and Qualifying Accounts, page II-5
12.	Please refer to prior comment 40. Please revise Schedule II to include the valuation allowance for bad debt and warranty.
     RESPONSE:
     The disclosure will be revised in response to the Staff’s comment.

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Kaye Scholer llp	Mark S. Kingsley
212 836-7092
Fax 212 836-6792
mkingsley@kayescholer.com

425 Park Avenue
New York, New York 10022-3598
212 836-8000
Fax 212 836-8689
www.kayescholer.com
          Thank you for your assistance regarding this matter. Please contact Joel I. Greenberg at (212) 836-8201 or me at (212) 836-7092 with any further comments or questions you may have.

Sincerely,

/s/ Mark S. Kingsley

Mark S. Kingsley
cc:	Ms. Rolaine Bancroft
Mr. Patrick Kuhn
Ms. Lyn Shenk
Mr. Jeffrey L. Turner
Ms. Gloria Farha Flentje, Esq.
Joel I. Greenberg, Esq.
William J. Whelan, III, Esq.

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